# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 10/23/2025
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisers LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 100,800,000; sole dispositive power 0; shared dispositive power 100,800,000; aggregate amount beneficially owned 100,800,000 (22.5% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, L.P. and Perceptive Credit Holdings III, L.P. The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 65,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise. The percentage beneficial ownership reported on this page does not give effect to such limitation.
- Perceptive Credit Advisors LLC (CIK 0001877081): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100,800,000; sole dispositive power 0; shared dispositive power 100,800,000; aggregate amount beneficially owned 100,800,000 (22.5% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, L.P. and Perceptive Credit Holdings III, L.P. The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 65,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise. The percentage beneficial ownership reported on this page does not give effect to such limitation.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 100,800,000; sole dispositive power 0; shared dispositive power 100,800,000; aggregate amount beneficially owned 100,800,000 (22.5% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, L.P. and Perceptive Credit Holdings III, L.P. The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 65,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise. The percentage beneficial ownership reported on this page does not give effect to such limitation.
- Perceptive Credit Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 45,800,000; sole dispositive power 0; shared dispositive power 45,800,000; aggregate amount beneficially owned 45,800,000 (10.2% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by Perceptive Credit Holdings II, L.P. for an aggregate of 10,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise. The percentage beneficial ownership reported on this page does not give effect to such limitation.
- Perceptive Credit Holdings III, L.P. (CIK 0001877078): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 55,000,000; sole dispositive power 0; shared dispositive power 55,000,000; aggregate amount beneficially owned 55,000,000 (12.3% of the class)
  Comment: : The amounts reported herein assume the exercise of warrants held by Perceptive Credit Holdings III, L.P. for an aggregate of 55,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise. The percentage beneficial ownership reported on this page does not give effect to such limitation.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed by the Issuer, Credit Fund III is a party to that certain Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025, by and between the Issuer Credit Agreement Parties and Credit Fund III (the "Sixth Amended and Restated Credit Agreement"). The outstanding obligations under the Sixth Amended and Restated Credit Agreement, which have been guaranteed by the Issuer, consist of term loans, together with accrued and unpaid interest thereon, and certain expenses of the lenders thereunder that the borrowers thereunder are required to reimburse (collectively, the "Outstanding Obligations"). Perceptive and Credit Fund III plan to submit a proposal (the "Anticipated Proposal") to the Issuer that would provide Credit Fund III the right (but not the obligation) to convert a portion of the Outstanding Obligations into ADSs of the Issuer in lieu of requiring the Outstanding Obligations be satisfied in cash, when due, as currently contemplated by the Sixth Amended and Restated Credit Agreement. The Anticipated Proposal would involve amendments to the Sixth Amended and Restated Credit Agreement, among other things, to permit the issuance of convertible promissory notes (the "Proposed Notes") to the lenders. Under the Anticipated Proposal, the Proposed Notes would be convertible (at the holder's election) into ADSs of the Issuer at a conversion price that would be based on the volume weighted average price of the ADSs at the time of each such conversion. It is also anticipated that the Proposed Notes would provide for a minimum conversion price.

As previously disclosed in the Schedule 13D, Trib Biosensors Inc. ("TRIB B"), a wholly-owned subsidiary of the Issuer, is a party to the Acquisition Agreement. The Anticipated Proposal would also include a proposal to allow Credit Fund II to equitize certain obligations of TRIB B under the Acquisition Agreement. In particular, the Anticipated Proposal would provide that TRIB B's obligation to pay $5,000,000 of Contingent Consideration (as defined in the Acquisition Agreement) to Credit Fund II (the "Milestone Payment Obligation") under the Acquisition Agreement could be satisfied, at Credit Fund II's election, by converting such obligation (in whole or in part) into ADSs of the Issuer from time to time at conversion prices based on the volume weighted average price of the ADSs at the time of each such conversion. In addition, the Anticipated Proposal would provide for the termination of TRIB B's contingent obligation to pay Credit Fund II 50% of any Partner Agreement Proceeds (as defined in the Acquisition Agreement) received by TRIB B under the relevant Partner Agreement (as defined in the Acquisition Agreement), up to a cumulative maximum payment of $15,000,000 (the "Contingent Partner Obligation"). In exchange for such termination, the Anticipated Proposal would provide for the payment of $10,000,000 from TRIB B to Credit Fund II, which may be paid through the issuance of ADSs of the Issuer from time to time, at the election of Credit Fund II, valued on the basis of the volume weighted average price of the ADSs at the time of each such election.

The Anticipated Proposal would also contemplate a registration rights agreement that would require the Issuer to register the resale of any ADSs issued or issuable upon conversion of the term loans, Milestone Payment Obligation or Contingent Partner Obligation.

The Reporting Persons believe that the Anticipated Proposal would provide an efficient method for the Issuer and its subsidiaries to reduce their obligations to Perceptive, including the secured obligations under the Sixth Amended and Restated Credit Agreement, without the need for cash. If the parties enter into the transactions contemplated by the Anticipated Proposal, the Reporting Persons would expect to engage in transaction with respect to ADSs issuable upon conversion of the Milestone Payment Obligation, Contingent Partner Obligation and the Outstanding Obligations into ADSs, including short sales and other derivative transactions.

The Anticipated Proposal, when made, would be non-binding in nature and would not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete a transaction.

If the parties enter into the transactions contemplated by the Anticipated Proposal, the Reporting Persons expect that the exercise of the conversion rights would result in the issuance of a substantial number of ADSs (and corresponding Ordinary Shares). The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. The Reporting Persons do not plan to make further filings or announcements regarding a potential transaction unless and until there is a definitive agreement to report or unless required by applicable law.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/24/2025)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/24/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (10/24/2025)
- Perceptive Credit Holdings II, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/24/2025)
- Perceptive Credit Holdings III, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/24/2025)